FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of April 2005
                                  01 April 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting  Group plc
                announcing Corporate Re-organisation released on
                01 April 2005



British Sky Broadcasting Group plc

1 April 2005

Corporate reorganisation

In August 2004, the Group announced its intention to increase the level of distributable reserves of British Sky Broadcasting Group plc ("BSkyB"). Accordingly, BSkyB Investments Limited, a newly-formed subsidiary of BSkyB, has applied to the High Court for a reduction of share capital which, if approved by the Court, is expected to result in BSkyB having access to significant additional distributable reserves. The petition for the reduction of capital is due to be heard by the Court on 13 April 2005.

In addition to its ordinary dividend payments, BSkyB is currently returning cash to shareholders by means of a share buy-back programme under an authority granted by shareholders at BSkyB's Annual General Meeting in November 2004.

Enquiries:

Analysts/Investors:

Oliver Lewis     Tel: 020 7705 3337
Robert Kingston  Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles    Tel: 020 7705 3267
Robert Fraser    Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 01 April 2005                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary